Issuer Free Writing Prospectus, dated June 21, 2010
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-165679
333-165679-01
El Paso Pipeline Partners Operating Company, L.L.C.
Pricing Term Sheet

Issuer:	El Paso Pipeline Partners Operating Company, L.L.C.

Guarantor:	El Paso Pipeline Partners, L.P.

Title of Securities:	6.50% Senior Notes due 2020

Principal Amount:	$110,000,000 (reopening of $425,000,000 6.50% Senior Notes due 2020 issued on March 30, 2010)

Price to the Public (plus accrued interest from March 30, 2010):	99.987%

Underwriting Discount:	0.800%

Net Proceeds to Issuer (before expenses):	$109,105,700 (plus accrued interest from March 30, 2010 of $1,648,472.22)

Interest Rate:	6.50%

Payable:	April 1 and October 1, commencing October 1, 2010

Date of Maturity:	April 1, 2020

Yield to Maturity:	6.50%

Spread to Benchmark Treasury:	+ 324.8 bps

Benchmark Treasury:	UST 3.50% due May 15, 2020

Benchmark Yield:	3.252%

Make-Whole Call:	Treasury + 50 basis points

CUSIP:	28370T AA7

ISIN:	US28370TAA79

Trade Date:	June 21, 2010

Settlement Date:	June 23, 2010 (T+2)

Manager:	RBS Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, RBS or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. at 866-884-2071.